SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

November 12, 2026

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Av. Eduardo Madero 1182

Buenos Aires C1106ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

INDEX

Translation of a submission from Banco Macro to the CNV dated on November 12, 2026.

Buenos Aires, November 12, 2026

To:

Comisión Nacional de Valores / BYMA / A3 Mercados

Re.: Banco Macro S.A. Reports Relevant Event

in Compliance with Section 3, subsection 23,

Chapter I of Book XII of the Rules of the

Comisión Nacional de Valores.

Dear Sirs,

In my capacity as attorney-in-fact of Banco Macro S.A. (the "Bank") and in compliance with Section 3, subsection 23, Chapter I of Book XII of CNV Regulations, I hereby inform the Comisión Nacional de Valores (the “CNV”) that the Bank has acquired its own shares issued by the Bank under the provisions of Section 64 of Law 26,831 and applicable CNV Rules and Regulations.

In that respect, we inform you that the Bank acquired 770,019 common, book entry, Class B shares with a par value of Ps$. 1 (one Peso) each and entitled to 1 (one) vote per share, with an average price of Ps$ 9,374.862 per share, and an aggregate amount of Ps$. 7,218,821,825.

In case of any doubt or inquiry, please contact me.

Sincerely,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: November 12, 2026

MACRO BANK INC.

By:	/s/ Jorge F. Scarinci
Name: Jorge F. Scarinci
Title: Chief Financial Officer